Exhibit 99.2

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

("Randgold Resources" or the "Company")

VESTING OF DIRECTORS’ AWARDS UNDER THE RANDGOLD RESOURCES LIMITED CO-INVESTMENT PLAN AND THE RANDGOLD RESOURCES LIMITED RESTRICTED SHARE SCHEME

Jersey, Channel Islands, 20 December 2018

Randgold Resources Limited Co-investment Plan

The Company announces that in respect of awards of 51,602 ordinary shares and 10,095 ordinary shares granted on 17 March 2017 (CIP Awards) to Mark Bristow and Graham Shuttleworth respectively, each a director of the Company, under the Randgold Resources Limited Co-Investment Plan (CIP), the vesting date of the CIP Awards was 17 December 2018, the expiry of the performance period applicable to the CIP Awards having been accelerated to 17 December 2018 as a result of the sanction by the Jersey Court of the scheme of arrangement (the Scheme) to effect the share-for-share merger with Barrick Gold Corporation (Barrick).

The CIP Awards are subject to a performance condition which measures the Company's total shareholder return performance against the Euromoney Global Gold Index. The performance condition was met in part. Accordingly, the CIP Awards have partially vested, and on 18 December 2018, 29,004 ordinary shares were issued and allotted by the Company to Mark Bristow and 5,674 ordinary shares were issued and allotted by the Company to Graham Shuttleworth, at their nominal value (US$0.05).

The unvested portions of the CIP Awards have lapsed in accordance with the rules of the CIP. The ordinary shares issued to Mark Bristow and Graham Shuttleworth, which will convert to common shares of Barrick when the Scheme becomes effective on 1 January 2019, are subject to a retention period of two years from the effectiveness of the Scheme, which is expected to expire on 2 January 2021.

Randgold Resources Limited Restricted Share Scheme

2015 Awards

The Company announces that in respect of awards of 44,619 ordinary shares and 11,162 ordinary shares, granted on 12 May 2015 (2015 Awards) to Mark Bristow and to Graham Shuttleworth respectively under the Randgold Resources Limited Restricted Share Scheme (the RSS), the vesting date of the 2015 Awards was 17 December 2018, the expiry of the performance period applicable to the 2015 Awards having been accelerated to 17 December 2018.

The 2015 Awards are subject to performance conditions which measure total cash cost per ounce, total relative shareholder return and additional reserves including reserve replacement. The performance conditions were met in part. Accordingly, the 2015 Awards have partially vested, and on 18 December 2018, 19,346 ordinary shares were issued and allotted by the Company to Mark Bristow and 4,840 ordinary shares were issued and allotted by the Company to Graham Shuttleworth, at their nominal value (US$0.05).

The outstanding unvested 2015 Awards have lapsed in accordance with the rules of the RSS. The ordinary shares issued to Mark Bristow and Graham Shuttleworth are subject to a retention period of two years from the date of vesting, which is expected to expire on 2 January 2021.

2016 Awards

The Company announces that in respect of awards of 36,380 ordinary shares and 8,284 ordinary shares, each in the Company granted on 23 March 2016 (2016 Awards) to Mark Bristow and to Graham Shuttleworth, respectively, under the RSS, the vesting date of the 2016 Awards was 17 December 2018, the expiry of the performance period applicable to the 2016 Awards having been accelerated to 17 December 2018.

The 2016 Awards are subject to performance conditions which measure total cash cost per ounce, total relative shareholder return and additional reserves including reserve replacement. The performance conditions were met in part and time proration was applied as a result of the accelerated vesting of the 2016 Awards. Accordingly, the 2016 Awards have partially vested and on 18 December 2018, 3,822 ordinary shares were issued and allotted by the Company to Mark Bristow and 870 ordinary shares were issued and allotted by the Company to Graham Shuttleworth, at their nominal value (US$0.05).

The portion of the outstanding 2016 Awards that did not vest as a result of the application of time proration will be assumed by Barrick and will continue to vest in the ordinary course and will be settled in Barrick shares (using the merger exchange ratio) on the applicable vesting dates. The remaining unvested 2016 Awards have lapsed in accordance with the rules of the RSS. The ordinary shares issued to Mark Bristow and Graham Shuttleworth are subject to a retention period of two years from the date of vesting, which is expected to expire on 2 January 2021.

2017 Awards

The Company announces that in respect of awards of 41,281 ordinary shares and 8,076 ordinary shares, each in the Company granted on 17 March 2017 (2017 Awards) to Mark Bristow and to Graham Shuttleworth, respectively, under the RSS, the vesting date of the 2017 Awards was 17 December 2018, the expiry of the performance period applicable to the 2017 Awards having been accelerated to 17 December 2018.

The 2017 Awards are subject to performance conditions which measure total cash cost per ounce, total relative shareholder return and additional reserves including reserve replacement. The performance conditions were met in part and time proration was applied as a result of the accelerated vesting of the 2017 Awards. Accordingly, the 2017 Awards have partially vested and on 18 December 2018, 10,665 ordinary shares were issued and allotted by the Company to Mark Bristow and 2,086 ordinary shares were issued and allotted by the Company to Graham Shuttleworth, at their nominal value (US$0.05).

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mark Bristow
2	Reason for the notification
a)	Position/status	Chief Executive Officer and Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Randgold Resources Limited
b)	LEI	2138002TSG2FEQZOYH72
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary share of $0.05 in Randgold Resources Limited ISIN Code: GB00B01C3S32
b)	Nature of the transaction	Issuance of shares pursuant to the vesting of awards under the Randgold Resources Limited Restricted Share Scheme and Co-Investment Plan (the Company's employee share schemes)

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$0.05	62,837

d)	Aggregated information	N/A
- Aggregated volume
- Price
e)	Date of the transaction	18 December 2018
f)	Place of the transaction	Outside a trading venue

The portion of the outstanding 2017 Awards that did not vest as a result of the application of time proration will be assumed by Barrick and will continue to vest in the ordinary course and will be settled in Barrick shares (using the merger exchange ratio) on the applicable vesting dates. The remaining unvested 2017 Awards have lapsed in accordance with the rules of the RSS. The ordinary shares issued to Mark Bristow and Graham Shuttleworth are subject to a retention period of two years from the date of vesting, which is expected to expire on 2 January 2021.

Shareholdings

Following the vesting of the CIP Awards and the RSS Awards, as described above, the respective shareholdings in the Company of Mark Bristow and Graham Shuttleworth are as follows:

Mark Bristow’s shareholding in the Company is 901,871 ordinary shares or 0.947% per cent of the current issued share capital of the Company.

Graham Shuttleworth's shareholding in the Company is 115,510 ordinary shares or 0.121% per cent of the current issued share capital of the Company.

In accordance with Article 19 of the EU Market Abuse Regulation, below are notifications by Mark Bristow and Graham Shuttleworth, as persons discharging managerial responsibilities, of the above transactions.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Graham Shuttleworth
2	Reason for the notification
a)	Position/status	Chief Financial Officer and Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Randgold Resources Limited
b)	LEI	2138002TSG2FEQZOYH72
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary share of $0.05 in Randgold Resources Limited ISIN Code: GB00B01C3S32
b)	Nature of the transaction	Issuance of shares pursuant to the vesting of awards under the Randgold Resources Limited Restricted Share Scheme and Co-Investment Plan (the Company's employee share schemes)

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$0.05	13,470

d)	Aggregated information
	- Aggregated volume	N/A
- Price
e)	Date of the transaction	18 December 2018
f)	Place of the transaction	Outside a trading venue

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 771 1338	Email: randgold@dpapr.com